Sinclair Broadcast Group, Inc.

10706 Beaver Dam Road

Hunt Valley, Maryland 21030

September 29, 2010

Via EDGAR and Facsimile

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                               Sinclair Broadcast Group, Inc.

Form 10-K for the fiscal year ended December 31, 2009

Filed March 5, 2010

File No. 000-26076

Dear Mr. Spirgel:

We have received the letter dated September 21, 2010 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission. The Comment Letter requests that we respond within ten business days by providing the requested information or by advising you when we will provide the requested response. We are reviewing the Comment Letter and believe we will need additional time to respond to the Staff’s request. We respectfully advise the Staff that we will provide a response to the Comment Letter no later than October 12, 2010.

If you have any questions, or require any additional information, please do not hesitate to contact me at (410) 568-1686. Thank you for your consideration.

Very truly yours,

/s/ David R. Bochenek

David R. Bochenek
Vice President and
Chief Accounting Officer

cc:	Michael Henderson, Staff Accountant
Ivette Leon, Assistant Chief Accountant
Reid Hooper, Attorney-Advisor
Paul Fischer, Attorney-Advisor